Exhibit 99.1

A-Labs Reaffirms $20 million PIPE Investment in HUB at $10 per share with over 10% Already Fulfilled

TEL AVIV, Israel – March. 15th, 2023 – HUB Cyber Security Ltd (Nasdaq: HUBC), a developer of Confidential Computing cybersecurity solutions and services ("HUB" or the "Company"), announced today that the Israeli investment bank, A-Labs Advisory & Finance Ltd. (“ALabs”), has reaffirmed its irrevocable commitment to invest $20 million in HUB as an equity PIPE investment at $10 per share, previously made in connection with the Company’s business combination. This commitment represents a significant premium to current market price.

ALabs has already fulfilled more than 10% (~$2.2 million) of its commitment (as previously announced by the Company on March 14, 2023) and expects to complete the remainder of the funding in the near future.

Doron Cohen, Managing Director and CEO of ALabs commented that: “We are intimately familiar with HUB and working closely with its management and board of directors over the past 18 months. A-Labs firmly believes in HUB’s potential to become one of the influential companies in the cyber arena over the next years and supports it future growth plans with this funding.”

Uzi Moskovich, CEO of HUB added that: “Alabs have supported HUB with arranging over $80 million in institutional and private funding to date. We believe their reaffirming of their PIPE commitment is the greatest show of faith in the Company’s leadership and its ability to drive future business growth and shareholder value.”

About HUB Cyber Security Ltd

HUB Cyber Security Ltd ("HUB") was established in 2017 by veterans of the 8200 and 81 elite intelligence units of the Israeli Defense Forces. The company specializes in unique Cyber Security solutions protecting sensitive commercial and government information. The company debuted an advanced encrypted computing solution aimed at preventing hostile intrusions at the hardware level while introducing a novel set of data theft prevention solutions. HUB operates in over 30 countries and provides innovative cybersecurity computing appliances as well as a wide range of cybersecurity services worldwide.

About A-Labs Advisory & Finance Ltd.

A-Labs is an innovative advisory and investment banking firm with a unique hands-on approach to building companies to reach their highest potential and raising funds to execute on their business plans. A-Labs focuses on game-changing companies within its portfolio and provides a vertically integrated service to its clientele that includes full corporate advisory, marketing and branding services, business model and financial optimization, strategic planning, fund raising at pre-IPO and IPO levels, M&A services, after-market support and corporate governance, secondary and follow-on financing.

Forward-Looking Statements

This press release contains forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995, including statements about the anticipated benefits of the transaction, and the financial condition, results of operations, earnings outlook and prospects of the combined company. Forward-looking statements are typically identified by words such as "plan," "believe," "expect," "anticipate," "intend," "outlook," "estimate," "future," "forecast," "project," "continue," "could," "may," "might," "possible," "potential," "predict," "seem," "should," "will," "would" and other similar words and expressions, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements are based on the current expectations of the management of HUB, as applicable, and are inherently subject to uncertainties and changes in circumstances and their potential effects and speak only as of the date of such statement. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those discussed and identified in public filings made with the SEC by the HUB and the following: (i) expectations regarding HUB's strategies and future financial performance, including its future business plans or objectives, prospective performance and opportunities and competitors, revenues, products and services, pricing, operating expenses, market trends, liquidity, cash flows and uses of cash, capital expenditures, and HUB's ability to invest in growth initiatives and pursue acquisition opportunities; (ii) the outcome of any legal proceedings that may be instituted against the combined company; (iii) the ability to meet stock exchange continued listing standards; (iv) the risk that the consummation of the business combination disrupts HUB's current operations and future plans; (v) the ability to recognize the anticipated benefits of the transaction, which may be affected by, among other things, competition, the ability of HUB to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (vi) costs related to the transaction; (vii) limited liquidity and trading of HUB’s securities; (viii) geopolitical risk, including military action and related sanctions, and changes in applicable laws or regulations; (ix) the possibility that HUB may be adversely affected by other economic, business, and/or competitive factors; (x) inaccuracies for any reason in the estimates of expenses and profitability and projected financial information for HUB; and (xi) other risks and uncertainties set forth in the section entitled "Risk Factors" and "Cautionary Note Regarding Forward-Looking Statements" in HUB’s final proxy statement/prospectus filed on December 5, 2022.

Should one or more of these risks or uncertainties materialize or should any of the assumptions made by the management of HUB prove incorrect, actual results may vary in material respects from those expressed or implied in these forward-looking statements.

All subsequent written and oral forward-looking statements concerning the business combination or other matters addressed in this press release and attributable to HUB or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in press release. Except to the extent required by applicable law or regulation, HUB undertakes no obligation to update these forward-looking statements to reflect events or circumstances after the date of this press release to reflect the occurrence of unanticipated events.

Media contact

Matt McLoughlin

Gregory FCA on behalf of HUB Security

Phone: 610.996.4264

matt@gregoryfca.com